January 13, 2005

NEWS RELEASE

Symbols:  TSX-Ven.CDU

FSX.CR5

CARDERO RECEIVES APPROVAL FOR LISTING ON AMEX

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce it has received approval for the common shares of the Company to be listed on the American Stock Exchange (“AMEX”).  The Company anticipates its shares will begin trading next week, the date and symbol to be announced upon confirmation.

Mr. Henk Van Alphen, President and CEO of Cardero, said: “We are extremely pleased to be joining the American Stock Exchange, enabling the Company to enter into the next phase of our corporate growth.  I would like to take this opportunity to thank our loyal shareholders who have maintained their support to realize this significant objective.”

The listing approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the AMEX, and may be rescinded if the Company is not in compliance with such standards.

Cardero is well financed with approximately $19 million in the treasury and well positioned to continue aggressively exploring projects in Mexico, Peru, and Argentina.  Cardero has carved a niche as one of the largest landholders with potential for Iron-Oxide Copper Gold (IOCG) discoveries in the Americas as well as a balanced multi-commodity portfolio of high-quality precious and base metal (gold, silver and copper) prospects. The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

For further information, contact:

Quentin Mai, Manager – Corp. Communications & IR

“Henk Van Alphen” (signed)

Email:  qmai@cardero.com

Hendrik van Alphen, President & CEO

Phone:  (604) 408-7488 Ext. 226

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.

CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding a listing on AMEX, potential future corporate growth, the potential for IOCG discoveries and the anticipated quality of the Company’s portfolio.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This press release is not an offer to buy or sell securities in the United States.